Sub-Item 77Q1(b)
Text of Proposals Described in Sub-Item 77D
Janus Global Research Fund (formerly named Janus Worldwide Fund)
2-34393, 811-1879

Janus Global Research Fund
The purpose of this Supplement is to provide you with information regarding certain changes that may occur as a result of the proposed merger of Janus Global Research Fund with and into Janus Worldwide Fund (the "Merger"). This Merger was approved by the Board of Trustees (the "Trustees") of Janus Investment Fund (the "Trust") on behalf of each of the Funds, and is also subject to approval by shareholders of Janus Global Research Fund. If approved, the Merger is anticipated to occur on or about March 15, 2013.

Assuming the Merger is approved by shareholders of Janus Global Research Fund, the information under "Principal Investment Strategies" included in the Janus Worldwide Fund Prospectus would be deleted in its entirety and replaced with the following information. As used below, the term "Fund" refers to the Combined Fund.
The Fund pursues its investment objective by investing primarily in common stocks selected for their growth potential. The Fund may invest in companies of any size located anywhere in the world, from larger, well-established companies to smaller, emerging growth companies. The Fund normally invests at least 40% of its net assets in securities of issuers or companies from different countries located throughout the world, excluding the United States. The Fund may have significant exposure to emerging markets. The Fund may also invest in foreign equity and debt securities.

Janus Capital's equity research analysts, overseen by the Portfolio Oversight Team led by Janus Capital's Director of Equity Research James P. Goff (the "Research Team"), select investments for the Fund which represent the Research Team's high-conviction investment ideas in all market capitalizations, styles, and geographies. The Research Team, comprised of sector specialists, conducts fundamental analysis with a focus on "bottom up" research, quantitative modeling, and valuation analysis. Using this research process, analysts rate their stocks based upon attractiveness. Analysts bring their high-conviction ideas to their respective sector teams. Sector teams compare the appreciation and risk potential of each of the team's high-conviction ideas and construct a sector portfolio that is intended to maximize the best risk-reward opportunities.

Positions  may be sold  when,  among  other  things,  there  is no  longer  high conviction in the return potential of the investment or if the risk characteristics have caused a re-evaluation of the opportunity. This may occur if the stock has appreciated and reflects the anticipated value, if another company represents a better risk-reward opportunity, or if the investment's fundamental characteristics deteriorate. Securities may also be sold from the portfolio to rebalance sector weightings.

Mr. Goff oversees the investment process and is responsible for the day-to-day management of the Fund. It is expected that the Fund will be broadly diversified among a variety of industry sectors. The Fund intends to be fully invested under normal circumstances. However, under unusual circumstances, if the Research Team does not have high conviction in enough investment opportunities, the Fund's uninvested assets may be held in cash or similar instruments.

The Fund may invest its assets in derivatives, which are instruments that have a value derived from, or directly linked to, an underlying asset, such as equity securities, fixed-income securities, commodities, currencies, interest rates, or market indices, as substitutes for securities in which the Fund invests. The Fund may invest in derivative instruments (by taking long and/or short positions) for different purposes, including hedging (to offset risks associated with an investment, currency exposure, or market conditions, or to hedge currency exposure relative to the Fund's benchmark index) and to earn income and enhance returns.